UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anaplan, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03272L 108

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03272L 108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS NAPEAN TRADING AND INVESTMENT CO (SINGAPORE) PTE. LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒[1]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,257,500 (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,257,500 (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,257,500 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.43%[2] (See Item 4)
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]

This percentage is calculated based on 133,611,278 shares of the Common Stock outstanding as of December 2, 2019, as disclosed in the Issuer’s Form 10-Q for the period ended October 31, 2019, as filed with the Securities and Exchange Commission (the “Commission”) on December 9, 2019.

CUSIP No. 03272L 108	13G	Page 3 of 6 Pages

Explanatory Note: This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed solely to amend and restate in its entirety, the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 14, 2019 (the “Original Schedule 13G”). The Original Schedule 13G included 223,716 shares of Common Stock beneficially owned by Sandesh Kaveripatnam. This amendment states that as of October 31. 2019 Sandesh Kaveripatnam voluntarily terminated his employment relationship with Premji Invest, the parent company of Napean Trading and Investment Co (Singapore) Pte. Ltd. (“Napean Trading”), and his position as a director of Napean Trading. Accordingly, Napean Trading disclaims any rights to any shares held by Sandesh Kaveripatnam and Sandesh Kaveripatnam disclaims any rights to any shares held by Napean Trading. As of October 31, 2019 (i) Napean Trading. is no longer considered an affiliate of Anaplan, Inc. for purposes of the Securities Act of 1933, as amended (the “Securities Act”) the Securities Exchange Act of 1934, as amended, and (ii) based on his personal holdings, including any holdings which may be attributable to him, Sandesh Kaveripatnam is not considered to be a holder of 5% or more of Anaplan, Inc., and absent an appropriate increase in his holdings, will not be required to file reports pursuant to Rule 13d of the Securities Act.

Item 1(a).	Name of Issuer:

Anaplan, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Hawthorne Street, San Francisco, CA 94105

Item 2(a).	Name of Person Filing:

Napean Trading and Investment Company (Singapore) Pte. LTD

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

29 DEFU LANE 9, DEFU INDUSTRIAL ESTATE

SINGAPORE, SINGAPORE 539269.

Item 2(c).	Citizenship:

Napean Trading and Investment Company (Singapore) Pte. LTD—Singapore

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

03272L 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2019, consists of 7,257,500 shares of common stock held by Napean Trading and Investment Co (Singapore) Pte. Ltd, an entity affiliated with Premji Invest. The address for Napean Trading and Investment Co (Singapore) Pte. Ltd is 555 Twin Dolphin Dr., Suite 155, Redwood City, California 94070

(b)	Percent of class:

See Item 4(a) hereof.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

7,257,500 shares held by Napean Trading and Investment Co (Singapore) Pte. Ltd

(ii)	Shared power to vote or to direct the vote:

consists 7,257,500 shares of common stock held by Napean Trading and Investment Co (Singapore) Pte. Ltd, an entity affiliated with Premji Invest.

(iii)	Sole power to dispose or to direct the disposition of:

7,257,500 shares of common stock held by Napean Trading and Investment Co (Singapore) Pte. Ltd, an entity affiliated with Premji Invest.

(iv)	Shared power to dispose or to direct the disposition of:

consists of 7,257,500 shares of common stock held by Napean Trading and Investment Co (Singapore) Pte. Ltd, an entity affiliated with Premji Invest.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction.  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

CUSIP No. 03272L 108	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group:

Reference is made to Exhibit 1 to the statement on Schedule 13G filed by the Reporting Persons on March     , 2020, which is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 03272L 108	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2020

Napean Trading and Investment Co (Singapore) Pte. Ltd

By:	/s/ Manoj Jaiswal
Name:	Manoj Jaiswal
Title:	Director